ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

LI-CYCLE HOLDINGS CORP. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is dated January 31, 2022 and provides information which the management of Li-Cycle Holdings Corp. (“Li-Cycle”) believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of Li-Cycle for the twelve months ended October 31, 2021. This discussion and analysis should be read together with Li-Cycle’s audited historical consolidated financial statements and related notes. In addition to historical financial information, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. For more information about forward-looking statements, see the section entitled “Cautionary Note Regarding Forward-Looking Statements.” Actual results and timing of selected events may differ materially from those anticipated by these forward-looking statements as a result of various factors, including those set forth under the section entitled “Key Factors Affecting Li-Cycle’s Performance” and under “Item 3. Key Information—D. Risk Factors” included in our annual report on Form 20-F for the year ended October 31, 2021 (the "Annual Report"). References in this section to “we,” “us,” “Li-Cycle” or “Li-Cycle Holdings” refer to Li-Cycle Corp. and its subsidiaries prior to the consummation of the Business Combination (as defined below) and Li-Cycle Holdings Corp. and its subsidiaries subsequent to the Business Combination, unless the context otherwise requires or indicates otherwise.

Li-Cycle’s financial statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”). All amounts are in U.S. dollars except as otherwise indicated. For more information about the basis of presentation of Li-Cycle’s financial statements, see the section entitled “Components of Results of Operations—Basis of Presentation.”

Certain figures, such as interest rates and other percentages included in this discussion and analysis, have been rounded for ease of presentation. Percentage figures included in this discussion and analysis have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this discussion and analysis may vary slightly from those obtained by performing the same calculations using the figures in Li-Cycle’s financial statements or in the associated text. Certain other amounts that appear in this section may similarly not sum due to rounding.

Company Overview
Li-Cycle is an industry leader in lithium-ion battery resource recovery and the leading lithium-ion battery recycler in North America. When we refer to ourselves as the leading lithium-ion battery recycler in North America, we are referring to our status based on installed permitted capacity for lithium-ion battery recycling measured in tonnes per year. Our proprietary “Spoke & Hub” recycling process is designed (a) at our Spokes, to process battery manufacturing scrap and end-of-life batteries to produce “black mass” and other intermediate products, and (b) at our Hubs, to process black mass to produce critical battery materials, including nickel sulphate, cobalt sulphate, and lithium carbonate. We have a market-leading position in North America through our two operational Spokes in Kingston, Ontario, and Rochester, New York, and are currently developing our first commercial-scale Hub in Rochester, New York. We have also announced the development and construction of additional Spokes in Gilbert, Arizona and near Tuscaloosa, Alabama. Further, we have announced the development of a co-located Spoke with a strategic industry partner in Warren, Ohio and our first two European Spokes in Norway and Germany. For ease of presentation, the five Spokes in development and construction will be collectively referred to in our disclosure as the "Spoke Capital Projects."
Li-Cycle was until 2020 a development stage company with no commercial revenues. For the twelve months ended October 31, 2021 and 2020, Li-Cycle’s revenue was $7.4 million and $0.8 million, respectively. For the twelve months ended October 31, 2021 and 2020, Li-Cycle recorded a net loss of $226.6 million and $9.3 million and an Adjusted EBITDA1 loss of $25.4 million and $8.0 million, respectively.
1 Adjusted EBITDA is a non-IFRS financial measure and does not have a standardized meaning under IFRS. See “Non-IFRS Measure” in this MD&A for more details, including a reconciliation to the most comparable IFRS financial measure.

To date, Li-Cycle has financed its operations primarily through: (i) public placements of Li-Cycle common shares; (ii) private placements of Li-Cycle securities (including the Spring Creek Capital Note); (iii) loans from third parties (such as BDC Capital) and certain Li-Cycle shareholders; and (iv) various government funding initiatives.
The Business Combination
On August 10, 2021, Li-Cycle Corp., Li-Cycle Holdings Corp. (a wholly-owned subsidiary of Li-Cycle prior to the Business Combination) (“Old Li-Cycle Holdings”) and Peridot Acquisition Corp. (“Peridot”) completed their previously announced business combination pursuant to a plan of arrangement under the Business Corporations Act (Ontario) (the “Business Combination”).
Pursuant to the terms of the Business Combination, on the closing date of the Business Combination, (i) Peridot and Old Li-Cycle Holdings amalgamated, and in connection therewith, the Class A common shares and warrants to purchase Class A common shares of Peridot converted into an equivalent number of shares and warrants of the amalgamated entity, Li-Cycle Holdings, and the common share in Old Li-Cycle Holdings held by Li-Cycle were exchanged for a share of Li-Cycle Holdings; (ii) the share of Li-Cycle Holdings held by Li-Cycle was purchased for cancellation by Li-Cycle Holdings for cash equal to the subscription price for the common share in Old Li-Cycle Holdings for which such share was exchanged pursuant to the amalgamation; (iii) the preferred shares of Li-Cycle converted into common shares of Li-Cycle; and (iv) Li-Cycle Holdings acquired all of the issued and outstanding common shares of Li-Cycle from Li-Cycle’s shareholders (including Li-Cycle common shares issued upon exercise, cancellation, exchange or settlement of all issued and outstanding equity awards (whether vested or unvested), including pursuant to the Business Combination, but excluding any equity awards that were cancelled and exchanged for equity awards of Li-Cycle Holdings and remained outstanding on the day following the closing date of the Business Combination) in exchange for common shares of Li-Cycle Holdings. Pursuant to the Business Combination, Li-Cycle Corp. became a wholly-owned subsidiary of Li-Cycle Holdings Corp.
Upon the closing of the Business Combination and a concurrent $315.5 million private placement of common shares (the “PIPE Financing”), the combined company received $581.9 million of gross transaction proceeds, before deduction of $29.6 million of Peridot's transaction costs and $27.0 million of Li-Cycle's transaction costs.
Accounting Treatment of the Business Combination
The Business Combination has been accounted for as a reverse acquisition in accordance with IFRS. Under this method of accounting, Li-Cycle Holdings (as the continuing entity after the amalgamation of Old Li-Cycle Holdings and Peridot) is treated as the “acquired” company for accounting purposes. As Peridot Acquisition Corp. does not meet the definition of a business as defined in IFRS 3 - Business Combinations (“IFRS 3”), the acquisition, net assets of Li-Cycle Holdings were stated at historical cost, with no goodwill or other intangible assets recorded.

Li-Cycle has been determined to be the accounting acquirer based on an evaluation of the following facts and circumstances, and accordingly the Business Combination is treated as an equivalent to an acquisition of Peridot accompanied by a recapitalization.
•Li-Cycle’s shareholders prior to the Business Combination have the greatest voting interest in the combined entity relative to other shareholders (including following the redemptions discussed under “— Liquidity and Capital Resources — Sources of Liquidity”);
•The largest individual minority shareholder of the combined entity is an existing shareholder of Li-Cycle;
•The Company’s senior management is the senior management of Li-Cycle;
•Li-Cycle is the larger entity based on historical total assets and revenues; and
•Li-Cycle’s operations comprise the ongoing operations of the Company.
Upon consummation of the Business Combination and the closing of the PIPE Financing, the most significant change in Li-Cycle’s financial position and results of operations was an increase in cash and cash equivalents (as compared to Li-Cycle’s balance sheet at July 31, 2021) of $581.9 million, including $315.5 million in gross proceeds from the PIPE Financing. Total direct and incremental transaction costs of Peridot and Li-Cycle were $29.6 million and $27.0 million, respectively. Li-Cycle's transaction costs was treated as a reduction of the cash proceeds and deducted from Li-Cycle Holdings’ additional paid-in capital.

As a consequence of the Business Combination, Li-Cycle Holdings became the successor to an SEC-registered and NYSE-listed company, which requires Li-Cycle to continue to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We expect to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources, including increased audit and legal fees.
Current Situation with Respect to COVID-19
In late 2019, a novel strain of coronavirus, now referred to as COVID-19, was identified in China. The virus has spread globally, resulting in governmental authorities implementing protective measures, such as travel restrictions, quarantines, shelter-in-place orders and shutdowns, in order to contain its spread and reduce its impact. This pandemic has significantly disrupted economies around the world.
The United States is one of the largest markets for lithium-ion battery recycling and COVID-19 continues to have a materially adverse impact in North America. The continuous spread of COVID-19 has caused lockdowns and shutdowns of manufacturing facilities. Therefore, many industry sectors, including the automotive sector, have been negatively impacted and continue to be unable to produce at capacity. The continued impact of COVID-19 on manufacturing production may lead to less demand for lithium-ion batteries, impacting the resulting contribution of batteries and battery-related scrap material to the recycling market over the short-to-medium term.

Li-Cycle’s operations have been impacted by the COVID-19 pandemic. Because Li-Cycle’s operations have been considered an essential service in both Canada and the United States, Li-Cycle’s plants have continued operations during the COVID-19 pandemic, albeit with the implementation of appropriate measures to ensure employee safety. Li-Cycle shut down its commercial headquarters in March 2020 and enforced a work-from-home mandate. The Kingston Spoke experienced some battery supply related issues in the second fiscal quarter of 2021 due to COVID-19 related shutdowns in Ontario, Canada which were alleviated by the third fiscal quarter of 2021 and no further shutdowns occurred for the remainder of the fiscal period. Li-Cycle re-opened its office facilities in November 2021, with a robust plan to ensure compliance with government guidance and all recommended actions to ensure employee safety.

Li-Cycle cannot currently predict the duration of the impact of the COVID-19 pandemic on its operations. Continuing effects of the COVID-19 pandemic, including the emergence of new strains such as the Omicron or Delta variant may cause governments to impose new restrictive measures, result in employee absences from work or result in negative economic effects, which in each case could have a material adverse impact on Li-Cycle’s operations, development and constructions activities and financial condition.

Comparability of Financial Information
Li-Cycle’s future results of operations and financial position may not be comparable to historical results as a result of the Business Combination and the factors described below, among other things.
Li-Cycle included certain projected financial information in the proxy statement/prospectus on Form F-4 dated July 15, 2021 and filed with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Business Combination (as amended, the “Proxy/Registration Statement”), which information was also incorporated by reference in Li-Cycle’s non-offering final prospectus dated August 10, 2021 filed with the Ontario Securities Commission (the “Canadian Prospectus”) and Shell Company Report on Form 20-F filed with the SEC.

As a result of the developments described below, the assumptions underlying the projected financial information included in the Proxy/Registration Statement and the Canadian Prospectus, including a number of assumptions regarding capital expenditures and the timing of the roll-out of new operational facilities, no longer reflect a reasonable basis on which to project our future results and therefore such projections should not be relied on as indicative of future results. Demand for lithium-ion battery recycling has continued to exceed our forecasts and, in order to meet this growing demand, we have decided to increase and accelerate our investment in the build-out of our recycling capacity in certain respects. In addition, since the date of effectiveness of the Proxy/Registration Statement and the date of the Canadian Prospectus, respectively, we have, among other things, announced the development of the Spoke Capital Projects, increasing our processing capacity beyond that of our previous plans and projections. We have also announced the increase of expected processing capacity at our Rochester Hub. Our actual results could differ substantially from the projected financial information contained in the Proxy/Registration Statement and the Canadian Prospectus.

Key Factors Affecting Li-Cycle’s Performance
We believe that Li-Cycle’s performance and future success is dependent on multiple factors that present significant opportunities for Li-Cycle, but also pose significant risks and challenges, including those discussed below and in the section of the Annual Report entitled “Item 3. Key Information—D. Risk Factors.”
Availability of Lithium-Ion Batteries for Recycling
Li-Cycle is reliant on obtaining lithium-ion batteries for recycling through its contracts with suppliers. The Company maintains commercial contracts with leaders in the electric vehicle ("EV") and lithium-ion battery ecosystem, including consumer electronics, manufacturing scrap, energy storage, and auto OEMs/transportation companies. Li-Cycle currently has over 85 suppliers of end-of-life lithium-ion batteries and battery manufacturing scrap and we expect Li-Cycle to attract new suppliers by differentiating itself based on the sustainability of its process and the robustness of its technology, which in turn will enable Li-Cycle to offer competitive terms to suppliers. We expect Li-Cycle’s supply pipeline to grow as we expect existing suppliers will have growing volumes of batteries available for recycling due to the continuing trend toward electric vehicles, and as Li-Cycle continues to source additional supplier relationships. However, there can be no assurance that Li-Cycle will attract new suppliers or expand its supply pipeline from existing suppliers, and any decline in supply volume from existing contracts or an inability to source new supplier relationships could have a negative impact on Li-Cycle’s operating results.
On May 11, 2021, Li-Cycle announced its entry into an agreement with Ultium Cells LLC (“Ultium”), a joint venture between General Motors and LG Energy Solution, Ltd. (“LGES”), pursuant to which Ultium will supply to Li-Cycle, and Li-Cycle will purchase and recycle, up to 100% of the scrap generated by battery cell manufacturing at Ultium’s Warren, Ohio mega-factory. On January 27, 2022, Li-Cycle announced the development of a co-located Spoke in Warren,Ohio to enhance its ability to service Ultium's recycling needs.

Customer Demand for Lithium-Ion Recycled Raw Materials
Li-Cycle has entered into two agreements with Traxys North America LLC ("Traxys") covering off-take from its Spokes and Hubs. See the section titled “Item 4. Information on the Company—B. Business Overview —Our Commercial Contracts — Advanced Material Spoke and Hub Offtake with Traxys” in the Annual Report.

On December 14, 2021, Li-Cycle announced the entry into of a non-binding letter of intent with each of LG Energy Solution, Ltd. (“LGES”) and LG Chem, Ltd. (“LGC”) (the “Letter of Intent”) setting forth proposed terms of a potential nickel-bearing lithium-ion battery scrap supply and nickel sulphate off-take arrangement among the Company, LGES and Traxys and a potential nickel sulphate off-take arrangement among the Company, LGC and Traxys (the “LG Off-take Agreements”). The LG Off-take Agreements are intended to cover (among other things), the sale through Traxys to LGES or LGC, as applicable, of certain battery-grade nickel sulphate from the Company’s planned Rochester Hub for a ten-year period.

Li-Cycle expects to enter into additional off-take customer agreements in the future.

Ability to Build Out Additional Facilities
Li-Cycle is confident in its ability to scale the business as currently planned. Li-Cycle has a market-leading position in North America through its two operational commercial Spokes in Kingston, Ontario, and Rochester, New York, and is developing the Rochester Hub. Li-Cycle has also announced the development and construction of the Spoke Capital Projects. Li-Cycle is evaluating additional opportunities to scale its operations with a range of potential partners and expansion opportunities that may include acquisitions, joint ventures or other commercial arrangements in North America, Europe, and Asia Pacific. Li-Cycle’s continued growth and results of operations will be negatively impacted if it is unable to continue to scale its operations.
International operations are subject to certain risks inherent in doing business abroad, including:

•political, civil and economic instability;
•corruption risks;

•trade, customs and tax risks;
•currency exchange rates and currency controls;
•limitations on the repatriation of funds;
•insufficient infrastructure;
•restrictions on exports, imports and foreign investment;
•increases in working capital requirements related to long supply chains;
•changes in labor laws and regimes and disagreements with the labor force;
•difficulty in protecting intellectual property rights; and
•different and less established legal systems.

Expanding our business in international markets, including the construction and operation of the Norway Spoke and Germany Spoke, is an important element of our strategy and, as a result, our exposure to the risks described above may be greater in the future. The likelihood of such occurrences and their potential effects on our business and results of operations will vary from country to country and are unpredictable, but could have an adverse effect on our ability to execute our strategy and accordingly on our results of operations.

Commodity and Specialty Prices
Li-Cycle currently recognizes revenue among other things from sales of three intermediate products, black mass, mixed copper/aluminum and mixed plastics from Li-Cycle’s Spokes. Li-Cycle expects to recognize revenue from sales of end products, including nickel, cobalt and lithium, after its first Hub becomes operational.

The price Li-Cycle can charge for its end products is tied to commodity and specialty pricing for nickel, cobalt, and lithium, among others. This can lead to variability in revenues, but we believe the wide range of raw materials Li-Cycle produces results in a diversification effect that provides it with a natural hedge against significant variations in the commodity pricing related to a single product.

Research and Development
Li-Cycle continues to conduct research and development ("R&D") centered on various aspects of its business. R&D work is ongoing in support of its Spoke operations and its Rochester Hub project, specifically focused on continuous optimization of operating parameters and preparing for operations. Li-Cycle also continues to develop and evaluate new concepts with an eye to the future, including solid-state battery processing and others related to the Spoke & Hub Technologies™.
Components of Results of Operations
Basis of Presentation
Li-Cycle’s consolidated financial statements have been prepared in accordance with IFRS. All amounts are in U.S. dollars except otherwise indicated. Currently, Li-Cycle conducts business through one operating segment. Li-Cycle was a pre-revenue company with no commercial operations until 2020. For more information about Li-Cycle’s basis of presentation, refer to Note 2 in the accompanying financial statements of Li-Cycle for the twelve months ended October 31, 2021. Li-Cycle’s fiscal year end is October 31.
Revenue
Li-Cycle recognizes revenue from: (i) sales of products, which currently include three intermediate products, being black mass, mixed copper/aluminum and mixed plastics from Li-Cycle’s Spokes; and (ii) providing the service of recycling lithium-ion batteries, which includes coordination of logistics and destruction of batteries. We expect Li-Cycle’s sales of products to increase as a percentage of overall revenue as more Spokes and Hubs become operational over time. Li-Cycle expects to recognize revenue from sales of end products, including nickel sulphate, cobalt sulphate and lithium carbonate, after its first Hub becomes operational.

For product sales, revenue is recognized when control of the goods has transferred, meaning when the goods have been shipped to the customer’s location (delivery). A receivable is recognized by Li-Cycle when the goods are delivered to the customer, as this represents the point in time at which the right to consideration becomes unconditional, as passage of time is the only condition to payment becoming due. The revenue recognized is based on commodity prices at the time of delivery. Under Li-Cycle’s standard contract terms, customers do not have a right of return. We estimate the amount of consideration to which we expect to be entitled under provisional pricing arrangements. The amount of consideration for black mass and mixed copper/aluminum sales is based on the mathematical product of: (i) market prices of the constituent metals at the date of settlement, (ii) product weight, and (iii) assay results (ratio of the constituent metals initially estimated by management and subsequently trued up to customer confirmation). Certain adjustments like handling and refining charges are also made per contractual terms with customers. Depending on the contractual terms with customers, the payment of receivables may take up to 12 months from date of shipment. Product sales and the related trade accounts receivables are measured at fair value at initial recognition and are re-estimated at each reporting period end using the market prices of the constituent metals at the respective measurement dates. Changes in fair value are recognized as an adjustment to profit and loss and to the related accounts receivable.
Service revenue is recognized upon completion of each service. Prices for services are separately identifiable within each contract. A receivable is recognized by Li-Cycle when the services are completed as this represents the point in time at which the right to consideration becomes unconditional, as passage of time is the only condition to payment becoming due.
Operating expenses
Primary expense categories for Li-Cycle include employee salaries and benefits, raw materials and supplies, professional fees (which include consulting and other advisor fees), share-based compensation, R&D and depreciation. As Li-Cycle continues to grow and expand internationally, we expect to incur additional expenses in connection with acquisitions, joint ventures and/or other commercial or contractual arrangements. Additional personnel expenses are also anticipated. The amount of consulting and professional fees Li-Cycle expects to incur is commensurate with the engineering requirements associated with its Rochester Hub project and its Spoke Capital Projects, as well as requisite expenses for legal and audit as Li-Cycle funds its operations and scales its internal systems and processes. R&D expenses reflect ongoing efforts by Li-Cycle to develop and expand its technology, and such costs are offset by any government funding for government funded projects.

Other Income / Expense
Other income/expense consists of foreign exchange gain/loss, interest income/expense, fair value gain/loss on financial instruments and, in 2021, the cost of listing on the New York Stock Exchange. Financing costs are typically applied against the gross proceeds of any capital raised, and in the case of debt, amortized over the term of such debt. Interest expense represents the actual cash interest costs incurred plus any accrued interest payable at a future date.

Results of Operations
Comparison of the three and twelve months ended October 31, 2021 and 2020

	Three months ended		$	%	Year Ended October 31,		$	%
	October 31,		Change	Change	October 31,		Change	Change
	2021	2020			2021	2020
	(amounts in thousands, except per share data)

Revenues	4,391	469	3,922	836%	7,375	792	6,583	831%
Product sales	4,248	370	3,878	1049%	6,930	555	6,376	1149%
Recycling Services	143	99	44	44%	444	237	207	87%

Operating expenses	18,558	4,966	13,592	274%	39,232	9,934	29,298	295%
Employee salaries and benefits, net	4,987	1,404	3,584	255%	12,710	2,819	9,891	351%
Professional fees	3,470	1,402	2,068	147%	7,689	2,962	4,726	160%
Share-based compensation	2,675	112	2,563	2284%	3,983	333	3,650	1097%

Raw materials and supplies	1,406	200	1,206	602%	3,410	592	2,818	476%
Office, administrative and travel	2,095	217	1,878	866%	3,149	477	2,672	561%
Depreciation	1,069	378	691	183%	2,899	1,095	1,804	165%
Research and development, net	734	796	(62)	(8)%	2,663	777	1,886	243%
Freight and shipping	445	80	365	459%	1,033	137	896	654%
Plant facilities	355	167	188	112%	1,031	391	640	164%
Marketing	508	177	331	187%	974	366	608	166%
Change in Finished Goods Inventory	813	33	780	2379%	(308)	(14)	(294)	2095%
Other (income) expenses	190,802	(63)	190,865	(302380)%	194,702	134	194,568	145093%
Listing Fee	152,719	—	152,719	100%	152,719	—	152,719	100%
Fair value loss on financial instruments	35,821	84	35,737	42315%	38,254	84	38,170	45196%
Interest expense	2,120	189	1,931	1022%	3,053	530	2,523	476%
Foreign exchange (gain) loss	222	(336)	558	(166)%	758	(446)	1,204	(270)%
Interest income	(81)	—	(81)	35792%	(82)	(34)	(48)	140%

Net loss	(204,969)	(4,433)	(200,535)	4523%	(226,559)	(9,276)	(217,283)	2342%
Foreign currency translation adjustment	0	58	(58)	(100)%	0	(219)	219	(100)%
Comprehensive loss	(204,969)	(4,375)	(200,593)	4585%	(226,559)	(9,495)	(217,065)	2286%
Basic and diluted loss per share	(1.31)	(0.05)	(1.26)	2405%	(2.06)	(0.11)	(1.94)	1689%
Weighted average number of common shares outstanding	155,887	83,361	72,525	87%	110,119	82,572	27,547	33%

Revenue
For the three and twelve months ended October 31, 2021, Li-Cycle’s revenues increased by 836% and 831%, respectively, when compared to the corresponding periods in 2020. Revenue reached $4.4 million and $7.4 million in the three and twelve months ended October 31, 2021, as compared to $0.5 million and $0.8 million in the corresponding periods of 2020, respectively. The revenue growth was mainly attributable to increases in product sales primarily as a result of the Rochester Spoke ramping up to process meaningful quantities of batteries and battery scrap, with production reaching 811 tonnes and 1,880 tonnes of black mass in the three and twelve months ended October 31, 2021, as compared to 126 tonnes and 226 tonnes of black mass produced in the corresponding periods of 2020, respectively. Revenues from product sales were approximately $4.2 million and $6.9 million, respectively while revenues from recycling services were approximately $0.1 million and $0.4 million, respectively, for the three and twelve months ended October 31, 2021. The increases in recycling services revenue were the result of the continued onboarding of new battery supply customers.

Operating expenses
For the three and twelve months ended October 31, 2021, operating expenses increased by 274% and 295%, respectively, when compared to the corresponding periods of 2020, as Li-Cycle ramped up its operations in North America. The increases in personnel costs of $3.6 million and $9.9 million, respectively, for the three and twelve months ended October 31, 2021 reflect the ramp up of operations of the Kingston Spoke and Rochester Spoke as well as the addition of corporate team members as Li-Cycle ramps up its expansion plans. The level of professional fees for the three and twelve months ended October 31, 2021 is commensurate with requisite legal, audit and tax advisory services in support of Company's growth plans as a public company. The share-based compensation for the quarter and the year included a non-recurring expense of $1.6 million relating to the accelerated vesting of existing stock options upon the completion of the Business Combination. The increases in raw materials and supplies of $1.2 million and $2.8 million, respectively, for the three and twelve months ended October 31, 2021 are mainly a result of strong sales figures and increased inventory production during the ramp-up phase of the Kingston Spoke and Rochester Spoke operations. Office and administrative expenses increased mainly as a result of higher insurance premiums associated with being a public company. The period-to-period overall increase in R&D expenditure for the twelve months ended October 31, 2021 as compared to the corresponding period of 2020, notwithstanding the decline in R&D expenditure for the three months ended October 31, 2021 as compared to the corresponding period of 2020, was primarily due to R&D expenses in 2020 being largely funded by government grants, the amortization of which offset the applicable R&D expense for accounting purposes. The amortization of government grants in the three and twelve months ended October 31, 2020 totaled $0.1 million and $2.2 million, respectively, and did not recur to the same extent in the 2021 comparative periods.

Other (Income) Expenses

Other expenses were $190.8 million and $194.7 million in the three and twelve months ended October 31, 2021, respectively, as compared to $0.1 million of other income and $0.1 million of other expenses in the three and twelve months ended October 31, 2020, respectively. The period-to-period changes in other expenses for the three and twelve months ended October 31, 2021 as compared to the corresponding 2020 periods was primarily due to the recognition of $152.7 million of excess of fair value over consideration received upon completion of the Business Combination in the last fiscal quarter of 2021, in addition to a fair value loss on financial instruments, interest expenses on convertible debt, loans payable, and lease liabilities and foreign exchange losses in the twelve months ended October 31, 2021.

Net loss

Net loss was $204.97 million and $226.56 million in the three and twelve months ended October 31, 2021, as compared to $4.43 million and $9.28 million in the three and twelve months ended October 31, 2020, respectively. Net loss for both periods was driven by the factors discussed above. In addition, Net loss reflects one-time listing fees related to the business combination described above and the impact of fair value losses on financial instruments. Excluding these Adjusted EBITDA loss was $11.51 million and $25.37 million in the three and twelve months ended October 31, 2021, as compared to $4.12 million and $8.05 million in the corresponding 2020 periods. This was largely driven by higher staffing and network development costs related to the growth and expansion of the business, as discussed above. A reconciliation of Adjusted EBITDA to Net loss is provided in the Non-IFRS Measures Section below.
Comparison of the twelve months ended October 31, 2020 and 2019

	Year ended		$	%
	October 31,		Change	Change
	2020	2019
	(amounts in thousands, except per share data)

Revenues	792	48	744	1545%
Product sales	555	—	555	100%
Recycling Services	237	48	189	393%

Operating expenses	9,934	4,112	5,822	142%
Employee salaries and benefits, net	2,819	608	2,211	364%
Professional fees	2,962	547	2,416	442%
Share-based compensation	333	97	235	242%
Raw materials and supplies	592	—	592	100%
Office, administrative and travel	477	493	(17)	(3)%
Depreciation	1,095	184	911	496%
Research and development, net	777	2,112	(1,335)	(63)%
Freight and shipping	137	6	131	2268%
Plant facilities	391	—	391	100%
Marketing	366	66	300	456%
Change in Finished Goods Inventory	(14)	—	(14)	100%

Other (income) expenses	134	37	97	265%
Fair value loss on financial instruments	84	—	84	100%
Interest expense	530	60	469	778%
Foreign exchange (gain) loss	(446)	—	(446)	100%
Interest income	(34)	(24)	(11)	46%

Net loss	(9,276)	(4,101)	(5,175)	126%
Foreign currency translation adjustment	(219)	(37)	(182)	488%
Comprehensive loss	(9,495)	(4,138)	(5,357)	129%
Basic and diluted loss per share	(0.11)	(0.06)	(0.06)	100%
Weighted average number of common shares outstanding	82,572	71,891	10,680	15%

Revenue

Revenue reached $0.8 million in 2020 as the Kingston Spoke became operational in the summer of 2020. As the Kingston Spoke started to process meaningful quantities of batteries, Li-Cycle saw growth in recycling services while also realizing revenue from product sales. Revenues from recycling services were approximately $0.2 million while revenues from product sales were approximately $0.6 million.

Operating expenses

Operating expenses increased by 144% year over year as Li-Cycle scaled up its operations and expanded internationally. The increase in personnel costs of $2.2 million reflects the increased commercial activities to support the operations of the Kingston Spoke and the setup of Rochester Spoke. The level of consulting and professional fees is commensurate with the engineering requirements associated with the Rochester Hub project, as well as requisite legal and audit expenses for raising capital to execute the Li-Cycle’s growth plan. R&D expenses declined mainly because Li-Cycle received significant government grants of which $2.2 million were recognized as an offset to the R&D in 2020.

Other (Income) Expenses

Other expenses were $0.1 million in 2020, as compared to other expenses of $0.04 million in 2019 mainly as a result of interest expenses on the loans payable and lease liabilities. These were partially offset by interest income and foreign exchange gains.

Non-IFRS Measures
The term Adjusted EBITDA is a non-IFRS financial measure and does not have a standardized meaning under IFRS. Li-Cycle defines Adjusted EBITDA as earnings before depreciation and amortization, interest expense (income), income tax expense (recovery), foreign exchange (gain) loss, fair value (gain) loss on financial instruments, and non-recurring expenses such as forfeited SPAC transaction cost, listing fee, and accelerated vesting of share-based compensation related to the Business Combination.

Adjusted EBITDA is provided as additional information to complement IFRS measures by providing a further understanding of the Company’s results of operations from management’s perspective. Accordingly, it should not be considered in isolation nor as a substitute for the analysis of the Company’s financial information reported under IFRS.

The following table provides a reconciliation of net loss to Adjusted EBITDA loss.

	Three months ended		Twelve months ended
	October 31,		October 31,
	2021	2020	2021	2020	2019
	(dollar amounts in thousands)

Net loss	(204,969)	(4,433)	(226,559)	(9,276)	(4,101)
Depreciation	1,069	378	2,899	1,095	184
Interest expense (income)	2,040	189	2,970	495	37
Foreign exchange (gain) loss	222	(336)	758	(446)	—
Fair value loss on financial instruments (1)	35,821	84	38,254	84	—
Listing Fee	152,719	—	152,719	—	—
Forfeited SPAC transaction cost	—	—	2,000	—	—
Share-based compensation (2)	1,588	—	1,588	—	—
Adjusted EBITDA loss	(11,510)	(4,119)	(25,370)	(8,047)	(3,880)

(1) Fair value loss on financial instruments relates to warrants, convertible debt, and restricted share units liability.
(2) Share-based compensation relates to accelerated vesting of existing stock options upon completion of the Business Combination.
Spoke Capital Projects

We have three Spokes in development in North America, namely the Arizona Spoke, the Alabama Spoke and the Ohio Spoke, and two Spokes in development in Europe, namely the Norway Spoke and the Germany Spoke. Collectively, these Spoke Capital Projects are expected to have a recycling capacity of 55,000 tonnes (11 GWh equivalent) per year, in addition to our existing operational Spoke capacity in Kingston and Rochester of 10,000 tonnes (2 GWh equivalent) per year.

Arizona Spoke
In March 2021, Li-Cycle announced the development and construction of the Arizona Spoke. The Phoenix metropolitan area is strategically proximate to Li-Cycle’s existing battery and battery scrap supply network, as well as being at the nexus of where we expect there will be continued growth of lithium-ion batteries available for recycling due to the growing electric vehicle industry in Arizona, Nevada and other western States. We expect the Arizona Spoke to include two battery recycling lines with a total recycling capacity of 10,000 tonnes (2 GWh equivalent) per year. The detailed engineering and facility construction stage of the Arizona Spoke project has been completed. We expect both processing lines at the Arizona Spoke to be constructed, commissioned and operational in 2022.

Alabama Spoke
On September 8, 2021, Li-Cycle announced the development and construction of the Alabama Spoke. The Alabama Spoke is located near Tuscaloosa, Alabama, in a region where we expect there will be continued growth of lithium-ion battery materials available for recycling due to the growing electric vehicle industry in Alabama and the U.S. Southeast. We expect the Alabama Spoke to include one battery recycling line with a total recycling capacity of 10,000 tonnes (2 GWh equivalent) per year. The Alabama Spoke project is currently in the detailed engineering and facility construction stage, which we expect will be completed in 2022. We expect the Alabama Spoke to be constructed, commissioned and operational in 2022.

Norway Spoke

On January 26, 2022, Li-Cycle announced that it has formed a joint venture with ECO STOR AS (“ECO STOR”) and Morrow Batteries AS (“Morrow”) through which it will construct a new commercial lithium-ion battery recycling facility in southern Norway. Li-Cycle will be the majority owner of the joint venture, with ECO STOR and

Morrow being minority owners and Nordic-headquartered strategic partners. Once constructed, the Norway Spoke will be Li-Cycle’s first recycling facility outside of North America and is expected to have a recycling capacity of 10,000 tonnes (2 GWh equivalent) of lithium-ion batteries per year, including but not limited to battery manufacturing scrap, full electric vehicle packs, and energy storage systems. The facility is expected to be operational in early 2023. Li-Cycle has also engaged Koch Engineered Solutions (KES) to construct, test, and ship the Company’s Norway Spoke. This collaboration initiative follows on the previously announced investment in Li-Cycle by an affiliate of Koch Strategic Platforms, LLC (i.e., the Spring Creek Capital Convertible Note, described below).

Ohio Spoke

On January 27, 2022, Li-Cycle announced the development of the Ohio Spoke on site at the Ultium Cells LLC ("Ultium") battery cell manufacturing mega-factory in Warren, Ohio. Ultium plans to construct a new building for the Ohio Spoke, where Li-Cycle expects to install and operate its proprietary Spoke technology and equipment after construction is complete. The Ohio Spoke is expected to have a recycling capacity of 15,000 tonnes (3 GWh equivalent) per year, and is expected to be operational by early 2023. The Ohio Spoke will enhance Li-Cycle’s ability to serve Ultium's recycling needs by providing on-site conversion of battery manufacturing scrap to intermediate products. The Ohio Spoke will help Li-Cycle service the previously awarded contract for Li-Cycle to process battery manufacturing scrap from Ultium's Ohio mega-factory.

Germany Spoke

On January 27, 2022 Li-Cycle announced the development of a second European Spoke in Germany. The Germany Spoke is expected to have a recycling capacity of 10,000 tonnes (2 GWh equivalent) per year, and is expected to be operational by early 2023. Upon selecting a site for the Germany Spoke, Li-Cycle expects to incur expenses in connection with the site lease, detailed engineering, facility construction and local site plan and environmental permit approvals.

Capital Costs of the Spoke Projects

We expect our total investment to construct, commission and commence operations for the Spoke Projects to be approximately $50.0 million. As of October 31, 2021, we have spent approximately $6.9 million on detailed engineering, equipment procurement and facility-related expenditures in connection with the Arizona Spoke and Alabama Spoke. We anticipate a total cost of approximately $43.1 million to complete the Spoke Capital Projects.

Additional Spokes

Li-Cycle plans to develop additional Spokes in North America, as well as Europe and the Asia Pacific region. In furtherance of these plans, Li-Cycle opened a new Spoke Fulfillment Centre in Kingston, Ontario in October 2021 where Li-Cycle will fabricate and assemble on a custom basis machinery and equipment for future Spoke recycling lines. These assembled lines will be modular and able to be shipped to, and installed at, any new North America Spoke site.

Hub Capital Projects

Rochester Hub

Li-Cycle’s first revenue-generating Hub will be located in Rochester, New York, and is currently in the project execution phase. The location for the Rochester Hub was specifically selected due to the nature of the infrastructure available at the site, including utilities, logistics, and other physical infrastructure. Li-Cycle’s Spoke facilities in North America, which take in end-of-life batteries and battery production scrap in order to produce black mass, will be the primary suppliers of feedstock for the Rochester Hub.
Li-Cycle completed a definitive feasibility study with respect to the Rochester Hub in December 2021. Based on the definitive feasibility study, Li-Cycle expects the Rochester Hub will have the nameplate input capacity to process 35,000 tonnes of black mass annually (equivalent to approximately 90,000 tonnes or 18 GWh of lithium-ion battery equivalent feed annually). This represents an increase in nameplate input processing capacity of approximately 40% as compared to the pre-feasibility study completed by the Company in June 2020. With its increased capacity, the Rochester Hub will be able to process battery material that is equivalent to approximately 225,000 electric vehicles per year. Key design and cost changes to the Rochester Hub relative to the June 2020 pre-feasibility study largely include, but are not limited to: (1) higher material costs due to increased size and supply chain inflationary impacts; (2) scope alterations responding to contracted feed supplies and implementing best-in-class environmental practices; and (3) up-sizing of nameplate output capacity, resulting in expected output capacity of approximately 42,000 to 48,000 tonnes per annum of nickel sulphate, 7,500 to 8,500 tonnes per annum of lithium carbonate and 6,500 to 7,500 tonnes per annum of cobalt sulphate (being 250% and 160% higher and approximately 65% lower, respectively, as compared to the pre-feasibility study). Li-Cycle estimates that the Rochester Hub will require a total capital investment of approximately $485 million (+/-15%), based on the results of the definitive feasibility study, which can be funded from existing balance sheet cash. Li-Cycle also expects to explore various opportunities to optimize its capital structure, for example, with potential credit from government-related institutions.

Li-Cycle has engaged Hatch Ltd. as its engineering, procurement and construction management contractor for the project and is in the process of selecting its general contractor. Procurement has commenced on long-lead items and the Company has obtained firm-price competitive quotes for 80% of the required equipment for the Rochester Hub. Li-Cycle commenced construction on the Rochester Hub site in January 2022 and is on the path to reach mechanical completion, commissioning and start-up in 2023, subject to the receipt of remaining regulatory and other approvals. Li-Cycle expects that the Rochester Hub will result in over 200 additional employment positions at its operations. As of October 31, 2021, Li-Cycle had spent approximately $13.4 million on definitive engineering, pre-feasibility, and definitive feasibility studies, equipment procurement and jointly-related expenditures.
The anticipated principal regulatory and other approvals required to develop and construct the Rochester Hub consist of: a special use permit, site plan approval, subdivision approval and special permit and area variance for hazardous material storage tanks from the Town of Greece, New York, including the related New York State Environmental Quality Review Act (“SEQRA”) process; and permits for air emissions, storm water discharge and chemical bulk storage granted by the New York State Department of Environmental Conservation. The SEQRA process was completed in November 2021, and the Town of Greece’s various boards have granted the Rochester Hub a special use permit, site plan approval, and special permit and area variance for hazardous material storage tanks, all subject to certain conditions.

Liquidity and Capital Resources
Sources of Liquidity
We intend to meet our currently anticipated capital requirements through cash on hand and cash flow from operations. We expect that these sources will be sufficient to meet our capital requirements and operational needs for the next 12 months. As a result of our Business Combination and related PIPE Financing on August 10, 2021, we significantly de-levered our balance sheet and have no material debt maturities until September 29, 2026. As at October 31, 2021, we had $596.9 million of cash on hand and convertible debt of $100.9 million.

Currently, our primary need for liquidity is to fund working capital requirements of our business, capital expenditures related to the development and construction of our Rochester Hub and new Spoke facilities, debt service obligations and general corporate purposes. Our primary source of liquidity is the funds raised from the Business Combination, the PIPE Financing and the Spring Creek Capital Convertible Note financing (as defined below) completed in September 2021, as well as funds generated by operating activities.

Our capital and operating expenditures have increased, and we expect will continue to increase, significantly in connection with our ongoing activities, as we: complete the development and construction of the Rochester Hub; complete the development and construction of the Spoke Capital Projects; expand globally with the deployment of additional Spokes and Hubs, including through acquisitions and/or through joint ventures or other contractual arrangements; continue to invest in our technology, R&D efforts and the expansion of our intellectual property portfolio; increase our investment in logistics infrastructure for the transportation of intermediate products from Spokes to Hubs; obtain, maintain and improve our operational, financial and management information systems; hire additional personnel; and operate as a public company.

Our ability to fund our capital and operating expenditures, make scheduled debt payments and repay or refinance indebtedness depends on our future operating performance and cash flows, which will be affected by prevailing economic conditions and financial, business and other factors, some of which are beyond our control, including COVID-19. Over the mid-to-longer term, we expect we will need to secure additional equity and debt financing to continue to fund our current growth strategy. Such additional funds may not be available when we need them on terms that are acceptable to us, or at all.

Debt Obligations
On December 16, 2019, Li-Cycle entered into a binding agreement with BDC Capital Inc. for a loan of $5.3 million (Cdn. $7.0 million) to help finance the expansion plans of Li-Cycle. The maturity date of the loan was December 14, 2023 and the entire principal amount was funded, which funding was consummated in three tranches based on the achievement of specific milestones by Li-Cycle. The base rate of interest was 16% per annum, paid monthly, plus additional accrued interest in kind of 3% that could be reduced to 0% based on the achievement of certain milestones by Li-Cycle. Principal payments began on the first anniversary date of the loan and could be made at $0.13 million (Cdn. $0.175 million) per month with a balloon payment of $0.5 million (Cdn. $0.7 million) at maturity.

On August 11, 2021, in accordance with an agreement to repay the BDC Capital Loan in full upon the closing of the Business Combination, Li-Cycle repaid the BDC Capital Loan balance in full.

On June 16, 2021, Li-Cycle issued promissory notes (the “Promissory Notes”) for an aggregate principal amount of $7.0 million as consideration for loans received from entities affiliated with the Chief Executive Officer and the Executive Chair of Li-Cycle. The Promissory Notes bore interest at the rate of 10% per annum and had a maturity date of December 15, 2023. The Promissory Notes were unsecured and subordinate to indebtedness owing to Li-Cycle’s senior lender, BDC Capital Inc. Li-Cycle had the option of prepaying all or any portion of the principal and accrued interest of the Promissory Notes prior to the maturity date without penalty, subject to certain conditions. On August 17, 2021, Li-Cycle repaid the Promissory Notes and accrued interest in full.

On September 29, 2021, the Company entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with Spring Creek Capital, LLC (“Spring Creek Capital”) (an affiliate of Koch Strategic Platforms, LLC) and issued to Spring Creek Capital an unsecured Convertible Note (the “Spring Creek Capital Convertible Note”) under the Note Purchase Agreement in the principal amount of $100 million, in a transaction exempt from registration pursuant to Section 4(a)(2) of the Securities Act.

The Spring Creek Capital Convertible Note matures five years from the date of issuance and accrues interest from the date of issuance at the London Interbank Offer Rate (LIBOR) plus five percent (5%) per annum. Interest on the Spring Creek Capital Convertible Note is payable on a semi-annual basis, either in cash or by payment-in-kind (“PIK”), at the Company’s option, beginning on December 31, 2021. Interest on PIK amounts accrues at LIBOR plus six percent (6%) per annum. Under the terms of the investment, LIBOR has a floor of 1% and a cap of 2%.

The principal and accrued interest owing under the Spring Creek Capital Convertible Note may be converted at any time by the holder into the Company’s common shares (the “common shares”), at a per share price equal to $13.43 (the “Conversion Price”). If the closing price per share of the Company’s common shares on the New York Stock Exchange is above $17.46 for 20 consecutive trading days, the Company may elect to convert the principal and accrued interest owing under the Spring Creek Capital Convertible Note, plus a make-whole amount equal to the undiscounted interest payments that would have otherwise been payable through maturity (the “Make-Whole Amount”) into the Company’s common shares at the Conversion Price.

The Company may redeem the Spring Creek Capital Convertible Note at any time by payment in cash of an amount equal to 130% of the principal amount of the Spring Creek Capital Convertible Note and all accrued interest owing under the Spring Creek Capital Convertible Note, plus the Make-Whole Amount. Upon a change of control transaction, the Company will be required to redeem the Spring Creek Capital Convertible Note by payment in cash of an amount equal to the outstanding principal amount of the Spring Creek Capital Convertible Note and all accrued interest owing under the Spring Creek Capital Convertible Note, plus the Make-Whole Amount.

The Spring Creek Capital Convertible Note is subject to certain events of default, the occurrence of which would give the holder the right to require the Company to redeem the Spring Creek Capital Convertible Note by payment in cash of an amount equal to the outstanding principal amount of the Spring Creek Capital Convertible Note and all accrued interest owing under the Spring Creek Capital Convertible Note, plus the Make-Whole Amount. The Note Purchase Agreement contains certain customary representations, warranties and covenants by and for the benefit of the parties.

The Company granted certain registration rights to Spring Creek Capital under the Note Purchase Agreement. The Company has filed a registration statement for the benefit of Spring Creek Capital in accordance with those registration rights and has agreed to keep the registration statement (or another shelf registration statement covering the common shares issued or issuable upon conversion of the Spring Creek Capital Convertible Note) effective until the earlier of (x) the third anniversary of the issuance of the Spring Creek Capital Convertible Note or (y) the date on which the holder of the Spring Creek Capital Convertible Note ceases to hold any common shares issued or upon conversion of the Spring Creek Capital Convertible Note.

On September 29, 2021, in connection with the Spring Creek Capital Convertible Note investment, the Company, Koch Strategic Platforms, LLC (“KSP”) and Spring Creek Capital entered into a Standstill Agreement (the “Standstill Agreement”), which restricts KSP, Spring Creek Capital and their affiliates from taking certain actions until the later of the conversion of the Spring Creek Capital Convertible Note in full or twelve months from the issuance of the Spring Creek Capital Convertible Note (the “Standstill Period”). The actions that KSP, Spring Creek Capital and their affiliates are restricted from taking during the Standstill period include, among others, (A) the acquisition of additional voting securities of the Company if, after giving effect to such acquisition, KSP and its subsidiaries and affiliates would beneficially own or exercise control or direction over voting securities of the Company having aggregate voting rights equal to or greater than 9.9% of the aggregate voting power of the Company (B) any tender or exchange offer, take-over bid, merger, business combination and certain other transactions involving the Company and its securities, (C) any solicitation of proxies or votes or other attempt to influence votes by any holder of the Company’s securities and (D) formation of a “group” (as defined under the Securities Exchange Act of 1934) with respect to the Company’s securities.

Cash Flows Summary
Presented below is a summary of Li-Cycle’s operating, investing, and financing cash flows for the periods indicated:

	Three months ended		Twelve months ended
	October 31,		October 31,
	2021	2020	2021	2020	2019
	(in thousands)		(in thousands)
Cash flows used in operating activities	$(11,311)	$(1,770)	$(27,877)	$(7,429)	$(4,568)
Cash flows used in investing activities	(6,153)	(1,364)	(18,203)	(5,108)	(998)
Cash flows from financing activities	611,972	(85)	642,276	9,417	7,164
Net change in cash	$594,508	$(3,219)	$596,195	$(3,120)	$1,598

Cash Flows Used in Operating Activities
For the three and twelve months ended October 31, 2021, cash flows used in operating activities were approximately $11.3 million and $27.9 million, respectively, and in each case were primarily driven by the growth and commercialization of Li-Cycle’s operations, which included adding headcount, ramp-up phase production costs at the Rochester Spoke, R&D expenses, and consulting costs relating to the development of the Rochester Hub. The period over period increases in cash flows used in operating activities for the three and twelve months ended October 31, 2021 were primarily the result of an increase in operating expenses of $13.6 million and $29.3 million for those periods, respectively, as compared to the corresponding periods in 2020, in each case partially offset by cash receipts from increased sales in the three and twelve months ended October 31, 2021 as compared to the corresponding periods in 2020.

For the years ended October 31, 2020 and 2019, cash flows used in operating activities were approximately $7.4 million and $4.6 million, respectively and in each case were primarily driven by the growth and commercialization of Li-Cycle’s operations, including headcount, R&D, and extensive third-party consulting costs relating to the development of the Rochester Hub. The year over year increase in cash flows used in operating activities for 2020 were primarily the result of an increase in operating expenses by $5.8 million, partially offset by an increase in accounts payable and accrued liabilities.

Cash Flows Used in Investing Activities
For the three and twelve months ended October 31, 2021, cash flows used in investing activities were primarily driven by the acquisition of equipment and leasehold improvements for the Arizona Spoke, Rochester Spoke and the Rochester Hub. For the three and twelve months ended October 31, 2020, cash flows used in investing activities were primarily driven by the acquisition of equipment and leasehold improvements for the Kingston Spoke and Rochester Spoke.

For the years ended October 31, 2020 and 2019, cash flows used in investing activities were primarily driven by the acquisition of equipment and leasehold improvements for Li-Cycle’s two operating Spokes.

Cash Flows from Financing Activities
Cash flows generated from financing activities in the three and twelve months ended October 31, 2021 related primarily to capital raising through the issuance of common shares and net proceeds from convertible debt. In the three months ended October 31, 2021, Li-Cycle received net proceeds of $525.3 million from the Business Combination with Peridot and $98.4 million from the issuance of convertible note to Spring Creek Capital. In the three months ended October 31, 2021, Li-Cycle repaid $4.4 million of loan in full to BDC Capital Inc and repaid $7 million of Promissory Notes in full to entities affiliated with the Chief Executive Officer and the Executive Chair of Li-Cycle. In the twelve months ended October 31, 2021, in addition to the activities mentioned above, Li-Cycle received net proceeds of $21.6 million from a private placement of 281,138 Class A shares of Li-Cycle Corp in November 2020. In the twelve months ended October 31, 2020, cash flows from financing activities related to a private placement of Class A shares of Li-Cycle’s Corp., a loan advance of $2.3 million (Cdn. $3.0 million) from BDC Capital Inc., and proceeds from government grants of $1.2 million.

For the twelve months ended October 2020 and 2019, cash flows generated from financing activities relate primarily to capital raising through the issuance of common shares. Amounts generated in 2019 and 2020 relate to Li-Cycle’s Series B round. Additionally, in 2020, Li-Cycle completed a debt facility with BDC Capital for $5.3 million (Cdn. $7.0 million), of which $2.3 million (Cdn. $3.0 million) was funded in the year. Li-Cycle also received government grants of $1.2 million, $1.7 million and $0.1 million in the years ended October 31, 2020, and 2019 respectively.

Contractual Obligations and Commitments
The following table summarizes Li-Cycle’s contractual obligations and other commitments for cash expenditures as of October 31, 2021, and the years in which these obligations are due.

	Payment due by period
	(in thousands)
Contractual Obligations	Total	Less than	1 - 3 years	3 - 5 years	More than
		1 year			5 years
Accounts payable and accrued liabilities	$18,701	$18,701	$—	$—	—
Lease liabilities	35,935	4,518	8,420	6,687	16,310
Loan payable	41	6	13	14	7
Restoration provisions	302	—	85	55	163
Convertible Debt	142,682	—	—	142,682	—

Total as of October 31, 2021	197,661	23,225	8,518	149,438	16,480
Note:
(1)    On December 1, 2021, Li-Cycle Corp. entered into an additional warehouse lease for the Kingston Spoke. The lease covers approximately 8,600 square feet of additional space within the existing building used as a warehousing space for the Kingston Spoke. The lease has a term of 2 years and increases the Company's contractual obligations by undiscounted cash flows of approximately $128,000 over the term of the lease.

As of October 31, 2021, there were $6.9 million in committed purchase orders that Li-Cycle was in various stages of executing (October 31, 2020: $4.2 million).

For the 12 months following October 31, 2021, we expect Li-Cycle to enter into premises leases for additional Spokes and/or Hubs.

Related Party Transactions
Related-Party Lease
From January 1, 2019 to December 31, 2021, the Company leased certain office space from Ashlin BPG Marketing, which is controlled by certain members of the immediate family of the Company’s President and Chief Executive Officer. Under the terms of the lease, the Company was required to pay Cdn. $4,500 per month plus applicable taxes, subject to 60 days’ notice of termination. Li-Cycle terminated the lease, effective December 31, 2021. During the twelve months ended October 31, 2021, the Company incurred expenses of $39,866 in relation to this vendor, as compared to $35,505 for the twelve months ended October 31, 2020.

Related-Party Expenses
The Company has engaged Fade In Production Pty. Ltd., which is controlled by certain members of the immediate family of the Executive Chair, to provide it with corporate video production services since 2017. During the twelve months ended October 31, 2021, the Company incurred expenses of $145,851 attributable to this vendor, as compared to $42,739 for the twelve months ended October 31, 2020.

The Company has engaged Ashlin BPG Marketing, which is controlled by certain members of the immediate family of the Company's President and Chief Executive Officer, to provide it with marketing items and employee gifts since April 1, 2020. During the twelve months ended October 31, 2021, the Company incurred expenses of $46,640 attributable to this vendor, as compared to $5,405 for the twelve months ended October 31, 2020.

The Company has engaged Consulero Inc., which is controlled by certain members of the immediate family of the Company's President and Chief Executive Officer of Li-Cycle, to provide it with technology services since September 1, 2020. During the twelve months ended October 31, 2021, the Company incurred expenses of $103,040 attributable to this vendor, as compared to $46,515 for the twelve months ended October 31, 2020.

Consulting Agreement
On May 1, 2020, Li-Cycle entered into a consulting agreement with Atria Limited (“Atria”), an entity which beneficially owned more than 5% of the outstanding Li-Cycle Corp. Shares at that time, to agree upon and finalize the consideration for certain business development and marketing consulting services that were previously performed on behalf of Li-Cycle from 2018 through April 2020. The fees for such services were agreed at 12,000 common shares of Li-Cycle Corp., payable in installments of 1,000 shares per month. On January 25, 2021, Li-Cycle issued all of the 12,000 shares to Atria as full and final satisfaction of all obligations of Li-Cycle to Atria under the consulting agreement. Atria also directed the issuance of such shares as follows: 8,000 Shares to Atria; 2,000 Shares to Pella Ventures (an affiliated company of Atria); and 2,000 Shares to a director of Li-Cycle Corp. at the time, who is not related to Atria.
Director Consulting Agreements
Under the terms of an agreement dated July 19, 2019 between Li-Cycle and Anthony Tse, Mr. Tse provided consulting services to Li-Cycle in relation to the proposed expansion of its operations in Asia and was entitled to a fee of $4,700 per month for such services. For the twelve months ended October 31, 2021, Mr. Tse was paid aggregate fees under this agreement of $56,400. The consulting agreement was terminated as of January 19, 2022.

Under the terms of a consulting agreement dated July 19, 2019 between Li-Cycle and Rick Findlay, for the twelve months ended October 31, 2020, Mr. Findlay was paid aggregate fees of $1,332. For the twelve months ended October 31, 2021, there were no fees paid. The consulting agreement was terminated on June 25, 2021.

Promissory Notes
On June 16, 2021, Li-Cycle issued promissory notes (the “Promissory Notes”) for an aggregate principal amount of $7,000,000 as consideration for loans received from entities affiliated with the Chief Executive Officer and the Executive Chair of Li-Cycle, respectively. The Promissory Notes bore interest at the rate of 10% per annum and had a maturity date of December 15, 2023. The Promissory Notes were unsecured and subordinate to indebtedness owing to Li-Cycle’s senior lender, BDC Capital Inc. Li-Cycle had the option of prepaying all or any portion of the principal and accrued interest of the Promissory Notes prior to the maturity date without penalty, subject to certain conditions. On August 17, 2021, Li-Cycle repaid the Promissory Notes and accrued interest in full, for a total of $7,113,151.

Off-Balance Sheet Arrangements
During the periods presented, Li-Cycle did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements.
Critical Accounting Policies and Estimates
Li-Cycle’s consolidated annual financial statements have been prepared in conformity with IFRS using the significant accounting policies and measurement bases in effect at October 31, 2021, as summarized in Note 2 of the accompanying financial statements of Li-Cycle for the twelve months ended October 31, 2021. These were used throughout all periods presented in the consolidated financial statements, with any applicable changes in Note 2 of the accompanying financial statements of Li-Cycle for the twelve months ended October 31, 2021.

Revenue
The Company recognizes revenue from the sale of black mass when the goods have been shipped to the customer’s location (delivery). A receivable is recognized by the Company when the goods are delivered to the customer as this represents the point in time at which the right to consideration becomes unconditional, as only the passage of time is required before payment is due. The Company estimates the amount of consideration to which it expects to be entitled under provisional pricing arrangements. The amount of consideration for black mass and mixed copper/aluminum sales is based on the mathematical product of: (i) market prices of the constituent metals at the date of settlement, (ii) product weight, and (iii) assay results (ratio of the constituent metals initially estimated by management and subsequently trued up to customer confirmation).
Depending on the contractual terms with customers, the payment of receivables may take up to 12 months from date of shipment. Product sales and the related trade accounts receivables are measured at fair value at initial recognition and are re-estimated at each reporting period end using the market prices of the constituent metals at the respective measurement dates. Changes in fair value are recognized as an adjustment to profit and loss and the related accounts receivable.

Given the significance of revenue and the level of judgment involved in the provisional pricing, revenue recognition is considered a critical accounting policy.
De-SPAC Transaction
The Company finalized the business combination with Peridot Acquisition Corp. (“Peridot”) on August 10, 2021. Upon closing, the combined company was renamed Li-Cycle Holdings Corp. While Peridot is the legal acquirer of Li-Cycle Corp., Li-Cycle Corp. was identified as the acquirer for accounting purposes. As Peridot did not meet the definition of a business as defined in IFRS 3 Business Combinations, the acquisition was not within the scope of IFRS 3 and was accounted for as a share-based payment transaction in accordance with IFRS 2 Share-based Payment. The consolidated financial statements represent the continuance of Li-Cycle Corp. and reflect Peridot’s identifiable assets acquired and the liabilities assumed measured at fair value. Under IFRS 2, the transaction was measured at the fair value of the consideration deemed to have been issued by Li-Cycle Corp., in order for the ownership interest in the combined entity to be the same as if the transaction had taken the legal form of Li-Cycle Corp. acquiring 100% of Peridot Acquisition Corp. The difference between the fair value of the consideration deemed to have been transferred represents a Listing Fee.
As the transaction is non-routine and involves a high degree of accounting and reporting complexity, the accounting treatment for the De-SPAC transaction is therefore considered a critical accounting policy.

Outstanding Share Data
As of January 30, 2022, and including the results of the Warrant Redemption, Li-Cycle Holdings had the following issued and outstanding shares and stock options:
•168,891,877 common shares, which are listed on the New York Stock Exchange under the symbol “LICY.”
•5,328,278 stock options to purchase 5,328,278 common shares.

On December 27, 2021, Li-Cycle Holdings issued a notice of redemption indicating that it would redeem on January 26, 2022 (the "Redemption Date"), all of the outstanding warrants. At any time prior to 5:00 p.m. New York City time on the Redemption Date, the warrants may be: (i) exercised by holders, at an exercise price of $11.50 per common share; or (ii) surrendered by holders on a “cashless basis” (a “Make-Whole Exercise”), in which case the surrendering holder will receive a number of common shares determined in accordance with the terms of the Warrant Agreement. On January 11, 2022, Li-Cycle Holdings issued a notice indicating that holders who surrendered their warrants pursuant to the Make-Whole Exercise received 0.253 common shares per warrant. As of January 30, 2022, (i) 9,678 warrants have been exercised at the exercise price of $11.50 per common share, and (ii) 22,540,651 warrants have been surrendered by holders in a Make-Whole Exercise. The remaining 449,665 unexercised warrants will be redeemed at $0.10 per warrant.

Disclosure Controls and Procedures
Li-Cycle maintains a set of disclosure controls and procedures (as defined in Multilateral Instrument 52-109) designed to provide reasonable assurance that information required to be disclosed in its public filings or otherwise under securities legislation is recorded, processed, summarized and reported on a timely basis and that such controls and procedures are designed to ensure that information required to be so disclosed is accumulated and communicated to its management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. With the supervision and participation of Li-Cycle’s senior management team, the Chief Executive Officer of Li-Cycle (the “CEO”) and the Chief Financial Officer (“CFO”) of Li-Cycle have evaluated the effectiveness of the disclosure controls and procedures of Li-Cycle as of October 31, 2021. Based on that evaluation, those officers have concluded that, as of October 31, 2021, such disclosure controls and procedures were effective to provide reasonable assurance that (i) material information relating to Li-Cycle was made known to management, and (ii) information required to be disclosed by Li-Cycle in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.
Internal Controls Over Financial Reporting
Prior to August 10, 2021, Li-Cycle was a private company and we addressed our internal control over financial reporting with internal accounting and financial reporting personnel and other resources.
In the course of preparing for the Business Combination with Peridot Acquisition Corp, Li-Cycle identified material weaknesses in its internal controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Li-Cycle’s annual or interim consolidated financial statements may not be prevented or detected on a timely basis.
Li-Cycle did not have in place i) an effective control environment with formal processes and procedures and ii) an adequate number of accounting personnel with the appropriate technical training in, and experience with, IFRS to allow for a detailed review of complex accounting transactions, that would identify errors in a timely manner, including in areas such as revenue recognition, inventory, related party arrangements, financing transactions and business combination transactions. Li-Cycle did not design or maintain effective controls over the financial statement close and reporting process in order to ensure the accurate and timely preparation of financial statements in accordance with IFRS. In addition, information technology controls, including end user and privileged access rights and appropriate segregation of duties, including for certain users the ability to create and post journal entries, were not designed or operating effectively.
We have taken steps to address these material weaknesses and expect to continue to implement the remediation plan, which we believe will address their underlying causes. We have engaged external advisors with subject matter expertise and additional resources to provide assistance in assessing the control environment and expect to further engage these external advisors to provide assistance with all elements of the internal controls over financial reporting program, including: performance of a risk assessment; documentation of process flows; design and remediation of internal controls; and evaluation of the design and operational effectiveness of our internal controls. We also expect to engage additional external advisors to provide assistance in the areas of information technology and financial accounting. We are evaluating the longer-term resource needs of our various financial functions. These remediation measures may be time consuming, costly, and might place significant demands on our financial and operational resources. We have made some upgrades to our enterprise resource planning (“ERP”) system and work on further upgrades is ongoing with the intent to further customize and enhance system functionality. Although we have made enhancements to our control procedures in this area, the material weaknesses will not be remediated until the necessary controls have been implemented and are operating effectively. We will provide an update on the progress of the remediation on a quarterly basis.

Quantitative and Qualitative Disclosures About Market Risk
Li-Cycle is exposed to various risks in relation to financial instruments. The main types of risks are currency risk and interest rate risk. While Li-Cycle may enter into hedging contracts from time to time, any change in the fair value of the contracts could be offset by changes in the underlying value of the transactions being hedged. Furthermore, Li-Cycle does not have foreign-exchange hedging contracts in place with respect to all currencies in which it does business.
Currency Risk
It is management’s opinion that Li-Cycle is not exposed to significant currency risk as its cash is denominated in both Canadian and U.S. dollars and funds its operations accordingly. Up to October 31, 2020, most of Li-Cycle’s transactions were in Canadian dollars. Effective November 1, 2020, Li-Cycle changed its functional currency to U.S. dollars given the shift in currency of most of Li-Cycle’s transactions to U.S. dollars.

At October 31, 2021, the Company had Canadian dollar denominated cash of approximately Cdn. $1.3 million and Canadian dollar denominated net liabilities and loans payable of approximately Cdn. $23.9 million. The remaining amounts were denominated in U.S. dollars and immaterial amounts of other currencies. Gains and losses arising upon translation of these amounts into U.S. dollars for inclusion in the consolidated financial statements are recorded in other income and expenses as foreign exchange. A 5% strengthening of the Canadian dollar versus the U.S. dollar, at October 31, 2021, would have increased the foreign exchange loss for the year by approximately $0.9 million while a 5% weakening of the Canadian dollar would have had approximately the equal but opposite effect. This analysis assumes that all other variables remain constant.

Interest Rate Risk
Interest rate risk is the risk arising from the effect of changes in prevailing interest rates on Li-Cycle’s financial instruments. It is management’s opinion that Li-Cycle is not exposed to significant interest rate risk, as it has no variable interest rate debt.
Credit Risk
Financial instruments that potentially subject us to concentration of credit risk consist of cash and cash equivalents and accounts receivable. Substantially all of our cash and cash equivalents were deposited in accounts at one financial institution, and account balances may at times exceed federally insured limits. Management believes that we are not exposed to significant credit risk due to the financial strength of the depository institution in which the cash is held.
Recently Issued Accounting Standards Not Yet Adopted
From time to time, new accounting standards, amendments to existing standards, and interpretations are issued by the International Accounting Standards Board (“IASB”). Unless otherwise discussed, and as further highlighted in Note 3 to the accompanying financial statements of Li-Cycle for the twelve months ended October 31, 2021, Li-Cycle is in the process of assessing the impact of recently issued standards or amendments to existing standards that are not yet effective.

Cautionary Note Regarding Forward-Looking Statements
Some of the statements in this MD&A constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, among other things, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “forecast,” “will,” “expect,” “estimate,” “continue,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. You should read statements that contain these words carefully because they:
•discuss future expectations;

•contain projections of future results of operations or financial condition; or
•state other “forward-looking” information.
All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. We believe it is important to communicate our expectations to our security holders. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors and cautionary language discussed in this MD&A provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:
•changes adversely affecting the industry in which we operate;
•our ability to achieve our business strategies or to manage our growth;
•general economic conditions;
•the effects of the COVID-19 pandemic on the global economy, on the markets in which we compete and on our business;
•our ability to maintain the listing of our securities on NYSE;
•our ability to retain our key employees;
•our ability to recognize the anticipated benefits of the Business Combination; and
•the outcome of any legal proceedings or arbitrations that may be instituted against us or in which we may be involved.
These and other factors are more fully discussed in the “Item 3. Key Information—D. Risk Factors” section of the Annual Report and elsewhere in this MD&A. These risks could cause actual results to differ materially from those implied by the forward-looking statements contained in this MD&A.
All forward-looking statements included herein attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this MD&A or to reflect the occurrence of unanticipated events.